Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction
Clinical Data BV	The Netherlands
Clinical Data Incorporated	Massachusetts
Clinical Data Sales & Service, Inc.	Delaware
GPSI Acquisition, Inc.	Delaware
Landmark Scientific, Inc.	Delaware
Landmark Scientific Asia Pte. Ltd.	Singapore
NovaChem BV	The Netherlands
Spectronetics NV	Curacao, Netherlands Antilles
Vital Scientific NV	The Netherlands
Vital Diagnostics Pty. Ltd.	Australia